Exhibit 4.1
AMENDMENT NO. 3 TO RIGHTS AGREEMENT
     This Amendment No. 3 to Rights Agreement, dated as of March 20, 2009 (the “Amendment”), is by and between PlanetOut, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A. (the “Rights Agent”), amending certain provisions of the Rights Agreement, as amended, dated as of January 4, 2007 (the “Agreement”), by and between the Company and the Rights Agent. Terms not otherwise defined herein which are defined in the Agreement shall have the same respective meanings herein as therein.
     WHEREAS, in accordance with Section 27 of the Agreement, the Company has directed prior to the Distribution Date that it and the Rights Agent amend certain provisions of the Agreement as specifically set forth in this Amendment.
     NOW, THEREFORE, in consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
     1. Amendment to Agreement. The Agreement is hereby amended as follows:
     (a) Section 1(a) of the Agreement is hereby deleted in its entirety and replaced with the following (which shows the new text added pursuant to this Amendment as underlined text):
     (a) “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares then outstanding. Notwithstanding the foregoing, (A) the term Acquiring Person shall not include (i) the Company, (ii) any Subsidiary (as such term is hereinafter defined) of the Company, (iii) any employee benefit or compensation plan of the Company or any Subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any Subsidiary of the Company, (v) any Person (other than the Special Situation Parties (as defined below), together with all Affiliates and Associates of such Person, who is the Beneficial Owner of 15% or more of the Common Shares outstanding as of the date of this Agreement until such time after the date of this Agreement that such Person, together with all Affiliates and Associates of such Person, shall become the Beneficial Owner of any additional Common Shares (other than by means of a dividend made by the Company on the Common Shares outstanding or pursuant to a split, subdivision or other reclassification of the Common Shares undertaken by the Company) and shall then beneficially own more than 15% of the Common Shares outstanding or (vi) Austin W. Marxe, David M. Greenhouse, Special Situations Fund III QP, L.P., or Special Situations Cayman Fund, L.P. (Cayman) (collectively, the “Special Situations Parties”) until the earlier to occur of (x) the date on which the Board of Directors of the Company, at its election, shall find that it is not in the best interests of the Company to continue to exclude the Special Situations Parties from the definition of Acquiring Person or (b) that any of the Special Situations Parties, together with all Affiliates and Associates of the Special Situations Parties, shall become the Beneficial Owner of any additional Common Shares (other than by means of a dividend made by the Company on the Common Shares outstanding or pursuant to a split, subdivision or other reclassification of the Common Shares undertaken by the Company) and shall then beneficially own more than 15% of the Common Shares outstanding, (B) no Person shall become an “Acquiring Person” either (x) as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares then outstanding by reason of share purchases by the Company and shall, following written notice from, or public disclosure by the Company of such share purchases by the Company, become the Beneficial Owner of any additional Common Shares without the prior consent of the Company and shall then Beneficially Own more than 15% of the Common Shares then outstanding, then such Person shall be deemed to be an “Acquiring Person,” or (y) if the Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests, as promptly as practicable (as determined in good faith by the Board of Directors), following receipt of written notice from the Company of such event, of Beneficial Ownership of a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement; provided, however, that if such Person shall again become the Beneficial Owner of 15% or more of the Common Shares then outstanding, such Person shall be deemed an “Acquiring Person,” subject to the exceptions set forth in this Section 1(a), (C) none of the several purchasers of the Company’s Common Stock who are parties (as “Investors” thereunder) to that certain Purchase Agreement dated as of June 29, 2007 by and among the Company and the several Investors named therein (the “2007 Purchase Agreement”) shall be deemed to be an “Acquiring Person” solely as a result of acting together in connection with the acquisition of shares of the Company’s Common Stock pursuant to the 2007 Purchase Agreement and (D) none of the parties to that certain Agreement and Plan of Merger dated as of January 8, 2009 by and among the Company, Here Media Inc., HMI Merger Sub, and the HMI Owners and HMI Entities (each as defined therein) (the “2009 Merger Agreement”) shall be deemed to be an “Acquiring Person” as a result of the execution of the 2009 Merger Agreement or the consummation of the transactions contemplated thereby.
     2. Condition to Effectiveness. This Amendment shall not become effective until executed by the Company and the Rights Agent.
     3. Ratification, Etc. Except as expressly amended hereby, all terms and conditions of the Agreement are hereby ratified and confirmed in all respects and shall continue in full force and effect. The Agreement and this Amendment shall be read and construed as a single agreement. All references to the Agreement shall hereafter refer to the Agreement, as amended hereby.
     4. No Waiver. Nothing contained herein shall constitute a waiver of, impair or otherwise affect, any obligation of the Company under the Agreement or any rights of any party consequent thereon.
     5. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.
     6. Governing Law. This amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware (without reference to conflict of laws).
[Signature Pages Follow]

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment as a document under seal as of the date first above written.
    Company:

PLANETOUT, INC.
By:	/s/ Dan Steimle
Dan Steimle, Chief Executive Officer

    Rights Agent:

WELLS FARGO BANK, N.A., as Rights Agent
By:	/s/ Pamela E. Herlich
Name: Pamela E. Herlich
Its: Vice President, Account Management